Exhibit 99.1

HYDRO ONE INC.

MANAGEMENT’S REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 11, 2016.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound and conservative accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015. The effectiveness of these internal controls is reported to the Audit Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholder of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.

The President and Chief Executive Officer and the Chief Financial Officer have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One’s management:

Mayo Schmidt	Michael Vels
President and Chief Executive Officer	Chief Financial Officer

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HYDRO ONE INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2015 and December 31, 2014, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 11, 2016

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2015 and 2014

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2015	2014
Revenues
Distribution (includes $159 related party revenues; 2014 – $159) (Note 23)	4,949	4,903
Transmission (includes $1,554 related party revenues; 2014 – $1,567) (Note 23)	1,536	1,588
Other	44	57

	6,529	6,548

Costs
Purchased power (includes $2,335 related party costs; 2014 – $2,633) (Note 23)	3,450	3,419
Operation, maintenance and administration (Note 23)	1,130	1,192
Depreciation and amortization (Note 5)	757	722

	5,337	5,333

Income before financing charges and income taxes	1,192	1,215
Financing charges (Note 6)	376	379

Income before income taxes	816	836
Income taxes (Notes 7, 23)	114	89

Net income	702	747

Other comprehensive income	—	—

Comprehensive income	702	747

Net income and comprehensive income attributable to:
Noncontrolling interest (Note 22)	10	(2)
Preferred shareholder	13	18
Common shareholder	679	731

	702	747

Earnings per common share (Note 20)
Basic	$6,340	$7,319
Diluted	$6,340	$7,319

Dividends per common share declared (Note 19)	$8,750	$2,696

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS

At December 31, 2015 and 2014

December 31 (millions of Canadian dollars)	2015	2014
Assets
Current assets:
Cash and cash equivalents (Note 13)	89	100
Accounts receivable (net of allowance for doubtful accounts – $61; 2014 – $66) (Note 8)	772	1,016
Due from related parties (Note 23)	184	224
Regulatory assets (Note 11)	36	31
Materials and supplies	21	23
Deferred income tax assets (Note 7)	19	19
Derivative instruments (Note 13)	—	2
Prepaid expenses and other assets	24	35

	1,145	1,450

Property, plant and equipment (Note 9):
Property, plant and equipment in service	25,911	25,356
Less: accumulated depreciation	9,319	9,134

	16,592	16,222
Construction in progress	1,144	1,025
Future use land, components and spares	157	154

	17,893	17,401

Other long-term assets:
Regulatory assets (Note 11)	3,015	3,200
Deferred income tax assets (Note 7)	1,610	7
Intangible assets (net of accumulated amortization – $274; 2014 – $305) (Note 10)	336	276
Goodwill (Note 4)	163	173
Deferred debt issuance costs	34	36
Derivative instruments (Note 13)	1	—
Other	6	7

	5,165	3,699

Total assets	24,203	22,550

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (continued)

At December 31, 2015 and 2014

December 31 (millions of Canadian dollars, except number of shares)	2015	2014
Liabilities
Current liabilities:
Bank indebtedness (Note 13)	—	2
Short-term notes payable (Notes 12, 13)	1,491	—
Accounts payable	152	173
Accrued liabilities (Notes 15, 16)	591	611
Due to related parties (Note 23)	132	227
Accrued interest	96	100
Regulatory liabilities (Note 11)	19	47
Derivative instruments (Note 13)	—	3
Long-term debt payable within one year (includes $nil measured at fair value; 2014 – $252) (Notes 12, 13)	500	552

	2,981	1,715

Long-term debt (includes $51 measured at fair value; 2014 – $nil) (Notes 12, 13)	8,224	8,373
Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 15)	1,541	1,533
Pension benefit liability (Note 15)	952	1,236
Regulatory liabilities (Note 11)	236	168
Deferred income tax liabilities (Note 7)	206	1,313
Environmental liabilities (Note 16)	185	221
Net unamortized debt premiums	17	18
Due to related parties (Note 21, 23)	10	—
Asset retirement obligations (Note 17)	9	9
Long-term accounts payable and other liabilities	17	17

	3,173	4,515

Total liabilities	14,378	14,603

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Preferred shares (Notes 18, 19)	—	323
Noncontrolling interest subject to redemption (Note 22)	23	21

Equity
Common shares (Notes 18, 19)	6,000	3,314
Retained earnings	3,759	4,249
Accumulated other comprehensive loss	(9)	(9)

Total Hydro One shareholder’s equity	9,750	7,554
Noncontrolling interest (Note 22)	52	49

Total equity	9,802	7,603

	24,203	22,550

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

David Denison	Philip Orsino
Chair	Chair, Audit Committee

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015 and 2014

Year ended December 31, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Hydro One Shareholder’s Equity	Non-controlling Interest (Note 22)	Total Equity
January 1, 2015	3,314	4,249	(9)	7,554	49	7,603
Net income	—	692	—	692	7	699
Other comprehensive income	—	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(13)	—	(13)	—	(13)
Dividends on common shares	—	(875)	—	(875)	—	(875)
Common shares issued (Note 18)	2,923	—	—	2,923	—	2,923
Hydro One Brampton spin-off (Note 4)	(196)	(258)	—	(454)	—	(454)
Hydro One Telecom and MBSI spin-offs (Note 4)	(41)	(36)	—	(77)	—	(77)

December 31, 2015	6,000	3,759	(9)	9,750	52	9,802

Year ended December 31, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Hydro One Shareholder’s Equity	Non-controlling Interest (Note 22)	Total Equity
January 1, 2014	3,314	3,787	(9)	7,092	—	7,092
Net income	—	749	—	749	(1)	748
Other comprehensive income	—	—	—	—	—	—
Amount contributed by noncontrolling interest	—	—	—	—	50	50
Dividends on preferred shares	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	(269)	—	(269)	—	(269)

December 31, 2014	3,314	4,249	(9)	7,554	49	7,603

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015 and 2014

Year ended December 31 (millions of Canadian dollars)	2015	2014
Operating activities
Net income	702	747
Environmental expenditures	(19)	(18)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	667	641
Regulatory assets and liabilities	(3)	(69)
Deferred income taxes (Note 7)	(2,817)	10
Other	24	—
Changes in non-cash balances related to operations (Note 24)	187	(55)

Net cash from (used in) operating activities	(1,259)	1,256

Financing activities
Long-term debt issued	350	628
Long-term debt retired	(585)	(776)
Short-term notes issued	1,491	—
Common shares issued	2,600	—
Dividends paid	(888)	(287)
Amount contributed by noncontrolling interest (Note 22)	—	72
Distributions paid to noncontrolling interest	(5)	—
Change in bank indebtedness	(2)	(29)
Other	(7)	(3)

Net cash from (used in) financing activities	2,954	(395)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(1,594)	(1,481)
Intangible assets	(37)	(23)
Capital contributions received (Note 24)	62	—
Acquisition of Haldimand Hydro (Note 4)	(66)	—
Acquisition of Woodstock Hydro (Note 4)	(24)	—
Investment in Hydro One Brampton (Note 4)	(53)	—
Acquisition of Norfolk Power (Note 4)	—	(66)
Proceeds from investment	—	250
Other	6	(6)

Net cash used in investing activities	(1,706)	(1,326)

Net change in cash and cash equivalents	(11)	(465)
Cash and cash equivalents, beginning of year	100	565

Cash and cash equivalents, end of year	89	100

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited.

On October 31, 2015, Hydro One Limited, a subsidiary of the Province of Ontario (Province), acquired Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

In November 2015, Hydro One Limited and the Province completed an initial public offering (IPO) on the Toronto Stock Exchange of 15% of Hydro One Limited’s 595 million outstanding common shares. See Note 18 for reorganization of Hydro One.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton Networks Inc. (Hydro One Brampton) to the Province. See note 4 – Business Combinations. These Consolidated Financial Statements include the results of operations of Hydro One Brampton up to August 31, 2015.

In November 2015, Hydro One completed the spin-off of its subsidiaries, Hydro One Telecom Inc. (Hydro One Telecom) and Municipal Billing Services Inc. (MBSI). See note 4 – Business Combinations. These Consolidated Financial Statements include the results of operations of Hydro One Telecom and MBSI up to November 6, 2015.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

Hydro One performed an evaluation of subsequent events through to February 11, 2016, the date these Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these Consolidated Financial Statements. See Note 28 – Subsequent Events.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.

Rate Setting

The Company’s Transmission Business consists of the transmission business of Hydro One Networks, as well as its 66% interest in B2M Limited Partnership (B2M LP). The Company’s Distribution Business consists of the distribution businesses of Hydro One Networks, Haldimand County Utilities Inc. (Haldimand Hydro), Hydro One Remote Communities Inc. (Hydro One Remote Communities), and Woodstock Hydro Holdings Inc. (Woodstock Hydro).

The Ontario Energy Board (OEB) has approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ transmission and distribution businesses, as well as by Hydro One Remote Communities.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Transmission

On January 8, 2015, pursuant to an application filed with the OEB, the OEB approved the 2015 Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, of $1,477 million.

On June 30, 2015, B2M LP updated its application (originally filed March 30, 2015) with the OEB for 2015-2019 transmission rates, requesting approval of revenue requirement of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On December 29, 2015, the OEB issued a Decision and Order approving the 2015-2019 rates revenue requirement, and on January 14, 2016, the OEB approved the B2M LP revenue requirement recovery through the 2016 Uniform Transmission Rates, and the establishment of a deferral account to capture costs of Tax Rate and Rule changes.

Distribution

On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The revenue requirements for 2016 and 2017 are estimates that may change based on 2016 and 2017 Rate Orders. On April 23, 2015, the Final Rate Order for 2015 rates was approved by the OEB.

On September 24, 2014, Hydro One Remote Communities filed an Incentive Regulation Mechanism application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will factor its regulatory assets and liabilities into the setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount will be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. Unbilled revenues are based on an estimate of electricity delivered determined by historical trends of consumption and are estimated at the end of each month. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The existing allowance for doubtful accounts will continue to be affected by changes in volume, prices and economic conditions.

Noncontrolling interest

Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.

If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.

Income Taxes

By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) (Federal Tax Regime). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax (PILs) to the Ontario Electricity Financial Corporation (OEFC) (PILs Regime). The PILs were, in general, based on the amount of tax that Hydro One would otherwise be liable to pay under the Federal Tax Regime if it was not exempt from taxes under those statutes.

In connection with the IPO of Hydro One Limited, Hydro One’s exemption from tax under the Federal Tax Regime ceased to apply. Upon exiting the PILs Regime, Hydro One is required to make corporate income tax payments to the Canada Revenue Agency (CRA) under the Federal Tax Regime.

Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

Deferred income tax liabilities are generally recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the deferred income tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2015. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

		Rate
	Average Service Life	Range	Average
Transmission	56 years	1% – 2%	2%
Distribution	46 years	1% – 7%	2%
Communication	16 years	1% – 15%	6%
Administration and service	18 years	1% –20%	6%

The cost of intangible assets is included primarily within the administration and service classification above. Amortization rate for computer applications software and other intangible assets is 10%.

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded.

Goodwill

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair

12

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2015, based on the qualitative assessment performed as at September 30, 2015, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2015.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitored the assets of its unregulated Hydro One Telecom subsidiary prior to spin-off for indications of impairment. Management assessed the fair value of such long-lived assets using commonly accepted techniques, which included but were not limited to, the use of recent third party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset was generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2015 and 2014, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts as deferred debt issuance costs on the Consolidated Balance Sheets. Deferred debt issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms. All financial instrument transactions are recorded at trade date.

13

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 13 – Fair Value of Financial Instruments and Risk Management.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statements of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. Additionally, the Company enters into derivative agreements that are economic hedges which either do not qualify for hedge accounting or have not been designated as hedges. The changes in fair value of these undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2015 or 2014.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its defined benefit pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for

14

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Pension benefits

Pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year. Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan.

Post-retirement and post-employment benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period. Hydro One records a regulatory asset equal to the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans recorded at each year end based on annual actuarial reports.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. Post transition, the actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Multiemployer Pension Plan

Former employees of Haldimand Hydro and Woodstock Hydro participate in the Ontario Municipal Employees Retirement System Fund (OMERS Plan), a multiemployer, contributory, defined benefit public sector pension fund. Former employees of Norfolk Power Inc. (Norfolk Power) ceased to contribute to the OMERS Plan upon integration of Norfolk Power into Hydro One Networks in September 2015. These employees are now included in Hydro One’s defined benefit pension plan. OMERS Plan provides retirement pension payments based on members’ length of service and salary. Both the participating employers and members are required to make plan contributions. The OMERS Plan assets are pooled together to provide benefits to all plan participants and the plan assets are not segregated by member entity. The OMERS Plan is registered with the Financial Services Commission of Ontario under Registration #0345983.

The OMERS Plan is accounted for as a defined contribution plan by Hydro One because it is not practicable to determine the present value of the Company’s obligation, the fair value of plan assets or the related current service cost applicable to employees of Haldimand Hydro and Woodstock Hydro. Hydro One recognizes its contributions to the OMERS Plan as pension expense, with a portion being capitalized. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

15

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Stock-Based Compensation

Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date Hydro One Limited share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period, as management considers it to be probable that such costs will be recovered in the future through the rate-setting process.

The Company also records the liabilities associated with its Directors’ Deferred Share Unit (DSU) Plan at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on Hydro One Limited’s common share closing price at the end of each reporting period.

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.

16

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations currently exist for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.

The Company’s asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recent Accounting Guidance Not Yet Adopted

In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued ASU 2015-04, Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This ASU permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of this ASU on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. This ASU defers by one year the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) issued by the FASB in May 2014. ASU 2014-09 provides guidance on revenue recognition that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance in ASU 2014-09 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently assessing the impact of adoption of ASU 2014-09 on its consolidated financial statements.

17

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this ASU require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company will apply the guidance in this ASU to future measurement adjustments related to business combinations, as applicable.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this ASU require that all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Upon adoption of this ASU in the first quarter of 2017, the current portions of the Company’s deferred income tax assets and liabilities will be reclassified as noncurrent assets and liabilities on the consolidated Balance Sheets.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires equity investments to be measured at fair value with changes in fair value recognized in net income, and requires enhanced disclosures and presentation of financial assets and liabilities in the financial statements. This ASU also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently assessing the impact of adoption of this ASU on its consolidated financial statements.

4.	BUSINESS COMBINATIONS

Acquisition of Woodstock Hydro

On October 31, 2015, Hydro One acquired 100% of the common shares of Woodstock Hydro, an electricity distribution company located in southwestern Ontario. The total purchase price for Woodstock Hydro was approximately $32 million.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of Canadian dollars)
Cash and cash equivalents	3
Working capital	4
Property, plant and equipment	28
Intangible assets	1
Deferred income tax assets	2
Goodwill	17
Long-term debt	(17)
Other long-term liabilities	(2)
Post-retirement and post-employment benefit liability	(1)
Derivative instruments	(3)

32

The preliminary determination of the fair value of assets acquired and liabilities assumed has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. Due to the timing of the transaction, the Company has not yet completed the final fair value measurements as at December 31, 2015. In addition, the purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been finalized. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price and the fair values of the assets acquired and liabilities assumed. The actual total purchase price and the fair values of the assets acquired and liabilities assumed may differ from the amounts above.

18

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Goodwill of approximately $17 million arising from the Woodstock Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Woodstock Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Woodstock Hydro contributed revenues of $12 million and net income of $2 million to the Company’s consolidated financial results for the year ended December 31, 2015. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Woodstock Hydro’s financial information is not material to the Company’s consolidated financial results for the year ended December 31, 2015 and therefore, has not been disclosed on a pro forma basis.

Hydro One Brampton Spin-off

On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton. The spin-off was accounted as a non-monetary, nonreciprocal transfer with the Province, based on its carrying values at August 31, 2015. Transactions that immediately preceded the spin-off as well as the spin-off were as follows:

•	Hydro One subscribed for 357 common shares of Hydro One Brampton for an aggregate subscription price of $53 million;

•	Hydro One transferred to a company wholly owned by the Province all the issued and outstanding shares of Hydro One Brampton as a dividend-in-kind; and all of the long-term intercompany debt in aggregate principal amount of $193 million plus accrued interest of $3 million owed by Hydro One Brampton to Hydro One as a return of stated capital of $196 million on its common shares.

In connection with the Hydro One Brampton spin-off, the following assets and liabilities of Hydro One Brampton were transferred:

(millions of Canadian dollars)
Working capital	33
Property, plant and equipment and intangibles (net)	360
Other long-term assets	6
Long-term liabilities	(205)

As a result of the spin-off, goodwill related to Hydro One Brampton of $60 million was eliminated from the Consolidated Balance Sheet.

Acquisition of Haldimand Hydro

On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand Hydro, an electricity distribution company located in southwestern Ontario. The final total purchase price for Haldimand Hydro was approximately $73 million.

The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of Canadian dollars)
Cash and cash equivalents	3
Working capital	5
Property, plant and equipment	52
Deferred income tax assets	1
Goodwill	33
Long-term debt	(18)
Regulatory liabilities	(3)

73

The determination of the fair value of assets acquired and liabilities assumed has been based upon management’s estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed.

19

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Goodwill of approximately $33 million arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Haldimand Hydro contributed revenues of $32 million and net income of $6 million to the Company’s consolidated financial results for the year ended December 31, 2015. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Haldimand Hydro’s financial information is not material to the Company’s consolidated financial results for the year ended December 31, 2015 and therefore, has not been disclosed on a pro forma basis.

Acquisition of Norfolk Power

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power, an electricity distribution and telecom company located in southwestern Ontario. Norfolk Power was a holding company for two subsidiaries, Norfolk Power Distribution Inc. (NPDI) and Norfolk Energy Inc. The total purchase price for Norfolk Power, net of the long-term debt assumed, was approximately $68 million. The purchase price was finalized in 2015, with no adjustments to the preliminary purchase price allocation as disclosed at December 31, 2014.

The following table summarizes the determination of the fair value of the assets acquired and liabilities assumed:

(millions of Canadian dollars)
Working capital	6
Property, plant and equipment	56
Deferred income tax assets	1
Goodwill	40
Bank indebtedness	(3)
Derivative instruments	(3)
Long-term debt	(26)
Post-retirement and post-employment benefit liability	(1)
Environmental liability	(1)
Long-term accounts payable and other liabilities	(1)

68

The determination of the fair values of assets acquired and liabilities assumed has been based upon management’s estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed.

Goodwill of approximately $40 million arising from the Norfolk Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Norfolk Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Norfolk Power contributed revenues of $18 million and net income of less than $1 million to the Company’s consolidated financial results for the year ended December 31, 2014. All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. Norfolk Power’s financial information was not material to the Company’s consolidated financial results for the year ended December 31, 2014 and therefore, has not been disclosed on a pro forma basis.

Other

On November 6, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Telecom. The spin-off was accounted as a non-monetary, nonreciprocal transfer with Hydro One Limited, based on its carrying values at November 6, 2015. Hydro One transferred to Hydro One Limited all the issued and outstanding shares of Hydro One Telecom totalling $17 million, and all of the intercompany debt receivable held by Hydro One due from Hydro One Telecom and Hydro One Telecom Link Limited totalling $21 million, as a return of stated capital of $38 million on its common shares.

On November 6, 2015, Hydro One completed the spin-off of its subsidiary, MBSI. The spin-off was accounted as a non-monetary, nonreciprocal transfer with Hydro One Limited, based on its carrying values at November 6, 2015. Hydro One transferred to Hydro One Limited all the issued and outstanding shares of MBSI and all of the intercompany debt receivable held by Hydro One due from MBSI, as a return of stated capital of $3 million on its common shares.

20

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

5.	DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of Canadian dollars)	2015	2014
Depreciation of property, plant and equipment	594	565
Amortization of intangible assets	54	53
Asset removal costs	90	81
Amortization of regulatory assets	19	23

	757	722

6.	FINANCING CHARGES

Year ended December 31 (millions of Canadian dollars)	2015	2014
Interest on long-term debt	417	432
Other	16	12
Less: Interest capitalized on construction and development in progress	(52)	(49)
Gain on interest-rate swap agreements	(2)	(10)
Interest earned on investments	(3)	(6)

	376	379

7.	INCOME TAXES

Income taxes / provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Income taxes / provision for PILs at statutory rate	216	222

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(37)	(72)
Pension contributions in excess of pension expense	(25)	(24)
Overheads capitalized for accounting but deducted for tax purposes	(15)	(15)
Interest capitalized for accounting but deducted for tax purposes	(13)	(13)
Environmental expenditures	(5)	(5)
Non-refundable investment tax credits	(2)	(3)
Post-retirement and post-employment benefit expense in excess of cash payments	(1)	3
Prior year’s adjustments	(1)	(4)
Other	(2)	(1)

Net temporary differences	(101)	(134)
Net tax benefit resulting from transition from PILs Regime to Federal Tax Regime	(9)	—
Hydro One Brampton spin-off	7	—
Net permanent differences	1	1

Total income taxes / provision for PILs	114	89

21

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The major components of income tax expense are as follows:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Current income taxes / provision for PILs	2,931	79
Deferred income taxes / provision for (recovery of) PILs	(2,817)	10

Total income taxes / provision for PILs	114	89

Effective income tax rate	13.97%	10.63%

The provision for PILs / current income taxes is remitted to, or received from, the OEFC (PILs Regime) and the CRA (Federal Tax Regime). At December 31, 2015, $12 million (2014 – $39 million) due from the OEFC was included in due from related parties and $1 million (2014 – $nil) due from the CRA was included in prepaid expenses and other assets on the Consolidated Balance Sheet.

In connection with the IPO, Hydro One’s exemption from tax under the Federal Tax Regime ceased to apply. Under the PILs Regime, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status under the Federal Tax Regime, resulting in Hydro One making payments in lieu of tax (Departure Tax) totalling $2.6 billion. To enable Hydro One to make the Departure Tax payment, Hydro One Limited subscribed for 39,598 common shares of Hydro One for $2.6 billion. Hydro One used the proceeds of this share subscription to pay the Departure Tax.

At December 31, 2015, the total income taxes / provision for PILs includes deferred income taxes / recovery of PILs of $2,817 million (2014 – deferred provision of $10 million), including $2,798 million (2014 – $nil) resulting from transition from the PILs Regime to the Federal Tax Regime, that is not included in the rate-setting process, using the liability method of accounting. Deferred income taxes / PILs balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax basis of the Company’s assets and liabilities. At December 31, 2015 and 2014, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of Canadian dollars)	2015	2014
Deferred income tax assets
Depreciation and amortization in excess of capital cost allowance	918	(4)
Post-retirement and post-employment benefits expense in excess of cash payments	572	8
Environmental expenditures	75	4
Non-capital losses	62	—
Other	2	(1)

Total deferred income tax assets	1,629	7
Less: current portion	19	—

	1,610	7

December 31 (millions of Canadian dollars)	2015	2014
Deferred income tax liabilities
Regulatory amounts that are not recognized for tax purposes	(153)	(140)
Partnership interest	(41)	(38)
Goodwill	(10)	(21)
Capital cost allowance in excess of depreciation and amortization	(1)	(1,713)
Post-retirement and post-employment benefits expense in excess of cash payments	—	559
Environmental expenditures	—	59
Other	(1)	—

Total deferred income tax liabilities	(206)	(1,294)
Less: current portion	—	19

	(206)	(1,313)

22

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

During 2015 and 2014, there were no changes in the rate applicable to future taxes. The Company has recorded a valuation allowance in the amount of $278 million (2014 – $nil) in respect of non-depreciable capital property.

8.	ACCOUNTS RECEIVABLE

December 31 (millions of Canadian dollars)	2015	2014
Accounts receivable – billed	374	496
Accounts receivable – unbilled	459	586

Accounts receivable, gross	833	1,082
Allowance for doubtful accounts	(61)	(66)

Accounts receivable, net	772	1,016

In 2015, the Company revised the method to estimate the unbilled accounts receivable by using new technology that improved the estimation process. This change has been accounted for on a prospective basis in the consolidated financial statements at December 31, 2015. At December 31, 2015, the change in estimation technology resulted in a reduction in unbilled accounts receivable of approximately $121 million, with a corresponding offset to various components of the retail settlement variance accounts (RSVA). The change in estimate had no significant impact on 2015 net income.

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Allowance for doubtful accounts – January 1	(66)	(36)
Write-offs	37	24
Additions to allowance for doubtful accounts	(32)	(54)

Allowance for doubtful accounts – December 31	(61)	(66)

9.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2015 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	13,803	4,625	853	10,031
Distribution	9,205	3,177	238	6,266
Communication	1,006	609	18	415
Administration and service	1,531	848	35	718
Easements	523	60	—	463

	26,068	9,319	1,144	17,893

December 31, 2014 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	13,209	4,416	626	9,419
Distribution	9,076	3,225	320	6,171
Communication	1,100	615	56	541
Administration and service	1,502	793	23	732
Easements	623	85	—	538

	25,510	9,134	1,025	17,401

Financing charges capitalized on property, plant and equipment under construction were $50 million in 2015 (2014 – $48 million).

23

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

10.	INTANGIBLE ASSETS

December 31, 2015 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	579	270	24	333
Other	7	4	—	3

	586	274	24	336

December 31, 2014 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	573	303	3	273
Other	5	2	—	3

	578	305	3	276

Financing charges capitalized to intangible assets under development were $1 million in 2015 (2014 – $1 million). The estimated annual amortization expense for intangible assets is as follows: 2016 – $57 million; 2017 – $57 million; 2018 – $57 million; 2019 – $47 million; and 2020 – $30 million.

11.	REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of Canadian dollars)	2015	2014
Regulatory assets:
Deferred income tax regulatory asset	1,445	1,327
Pension benefit regulatory asset	952	1,236
Post-retirement and post-employment benefits	240	273
Environmental	207	239
RSVA	110	11
Pension cost variance	37	90
2015-2017 rate rider	20	—
DSC exemption	10	16
Share-based compensation	10	—
B2M LP start-up costs	8	—
OEB cost assessment differential	—	12
Other	12	27

Total regulatory assets	3,051	3,231
Less: current portion	36	31

	3,015	3,200

Regulatory liabilities:
External revenue variance	87	54
Green Energy expenditure variance	76	83
CDM deferral variance	53	25
Deferred income tax regulatory liability	23	21
PST savings deferral	4	19
Other	12	13

Total regulatory liabilities	255	215
Less: current portion	19	47

	236	168

24

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2015 income tax expense would have been higher by approximately $101 million (2014 – $132 million).

Pension Benefit Regulatory Asset

In accordance with OEB rate orders, pension costs are recorded on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2015 OCI would have been higher by $284 million (2014 – lower by $391 million).

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2015 OCI would have been higher by $33 million (2014 – $35 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2015, the environmental regulatory asset decreased by $24 million (2014 – $33 million) to reflect related changes in the Company’s PCB liability, and increased by $1 million (2014 – $13 million) due to changes in the land assessment and remediation liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2015 operation, maintenance and administration expenses would have been lower by $23 million (2014 – $20 million). In addition, 2015 amortization expense would have been lower by $19 million (2014 – $18 million), and 2015 financing charges would have been higher by $10 million (2014 – $11 million).

RSVA

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In March 2015, the OEB approved the disposition of the total RSVA balance accumulated from January 2012 to December 2013, including accrued interest, to be recovered through the 2015-2017 Rate Rider. In 2015, the Company revised its method to estimate the unbilled accounts receivable based on new technology implemented to improve the accuracy of the estimation process. At December 31, 2015, the change in estimate reduced unbilled accounts receivable by approximately $121 million, with a corresponding offset to various components of RSVA. The change in estimate had no significant impact on 2015 net income.

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expenses incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In March 2015, the OEB approved the disposition of the distribution business portion of the total pension cost variance account at December 31, 2013, including accrued interest, which will be recovered through the 2015-2017 Rate Rider. In the absence of rate-regulated accounting, 2015 revenue would have been lower by $6 million (2014 – $10 million).

25

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

2015-2017 Rate Rider

In March 2015, as part of its decision on Hydro One Networks’ Distribution rate application for 2015-2019 the OEB approved the disposition of certain deferral and variance accounts, including RSVAs and accrued interest. The 2015-2017 Rate Rider account includes the balances approved for disposition by the OEB and will be disposed over a 32-month period in accordance with the OEB decision.

DSC Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the Distribution System Code (DSC), with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB’s review in subsequent Hydro One Network distribution applications. In March 2015, the OEB approved the disposition of the DSC exemption deferral account at December 31, 2013, including accrued interest, which will be recovered through the 2015-2017 Rate Rider. In addition, the OEB also approved Hydro One’s request to discontinue this deferral account, and there were no additions to this regulatory account in 2015.

Share-based Compensation

The Company recognizes costs associated with stock-based compensation in a regulatory asset as management considers it probable that stock-based compensation costs will be recovered in the future through the rate-setting process. At December 31, 2015 the stock-based compensation costs relate to the share grant plans, are measured at fair value estimated based on grant date Hydro One Limited share price and recognized using the graded-vesting attribution method. In the absence of rate-regulated accounting 2015 operation, maintenance and administration expenses would have been higher by $5 million (2014 – $nil).

B2M LP Start-up Costs

In December 2015, OEB issued its decision on B2M LP’s application for 2015-2019 and as part of the decision approved the recovery of $8 million of start-up costs relating to B2M LP. The costs will be recovered over a 4 year period beginning in 2016, in accordance with the OEB decision.

OEB Cost Assessment Differential

In April 2010, the OEB issued its Decision regarding Hydro One Networks’ distribution rate application for 2010 and 2011. As part of this decision, the OEB also approved the distribution-related OEB Cost Assessment Differential Account to record the difference between the amounts approved in rates and actual expenditures with respect to the OEB’s cost assessments. In March 2015, the OEB approved the disposition of the OEB Cost Assessment Differential Account at December 31, 2013, including accrued interest, which will be recovered through the 2015-2017 Rate Rider. In addition, the OEB also approved Hydro One’s request to discontinue this deferral account, and there were no additions to this regulatory account in 2015.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

Green Energy Expenditure Variance

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

26

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

CDM Deferral Variance Account

As part of Hydro One Networks’ application for 2013 and 2014 transmission rates, Hydro One agreed to establish a new regulatory deferral variance account to track the impact of actual Conservation and Demand Management (CDM) and demand response results on the load forecast compared to the estimated load forecast included in the revenue requirement. At December 31, 2014, the balance in the CDM deferral variance account relates to the actual 2013 CDM compared to the amounts included in 2013 revenue requirement. At December 31, 2015, the balance also includes the difference between the actual 2014 CDM compared to the amounts included in 2014 revenue requirement. The OEB rate order specifically states that the IESO (Ontario Power Authority (OPA) prior to January 1, 2015) data used to calculate the difference between forecasted and actual savings will be provided one year in arrears, and as a result, no amount should be recorded in advance of notification from the IESO of actual results.

PST Savings Deferral Account

The provincial sales tax (PST) and goods and services tax (GST) were harmonized in July 2010. Unlike the GST, the PST was included in operation, maintenance and administration expenses or capital expenditures for past revenue requirements approved during a full cost-of-service hearing. Under the harmonized sales tax (HST) regime, the HST included in operation, maintenance and administration expenses or capital expenditures is not a cost ultimately borne by the Company and as such, a refund of the prior PST element in the approved revenue requirement is applicable, and calculations for tracking and refund were requested by the OEB. For Hydro One Networks’ transmission revenue requirement, PST was included between July 1, 2010 and December 31, 2010 and recorded in a deferral account, per direction from the OEB. For Hydro One Networks’ distribution revenue requirement, PST was included between July 1, 2010 and December 31, 2015 and recorded in a deferral account, as directed by the OEB. In March 2015, the OEB approved the disposition of the PST Savings Deferral account at December 31, 2013, including accrued interest, which will be recovered through the 2015-2017 Rate Rider.

12.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. The Commercial Paper Program is supported by the Company’s committed revolving credit facilities totalling $2.3 billion. At December 31, 2015, Hydro One had $1,491 million in commercial paper borrowings outstanding (December 31, 2014 – $nil).

At December 31, 2015, Hydro One’s consolidated committed, unsecured and unused credit facilities totalling $2.3 billion consisted of the following:

(millions of Canadian dollars)	Maturity	Amount
Revolving standby credit facility	June 2020	1,500
Three-year senior, revolving term credit facility	October 2018	800

Total		2,300

The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3.5 billion. At December 31, 2015, $3.5 billion remained available for issuance until January 2018.

27

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following table presents the outstanding long-term debt at December 31, 2015 and 2014:

December 31 (millions of Canadian dollars)	2015	2014
2.95% Series 21 notes due 2015[1]	—	500
Floating-rate Series 22 notes due 2015[2]	—	50
4.64% Series 10 notes due 2016	450	450
Floating-rate Series 27 notes due 2016[2]	50	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	750
Floating-rate Series 31 notes due 2019[2]	228	228
4.40% Series 20 notes due 2020	300	300
1.62% Series 33 notes due 2020[1]	350	–
3.20% Series 25 notes due 2022	600	600
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50

	8,723	8,923
Add: Unrealized mark-to-market loss[1]	1	2
Less: Long-term debt payable within one year	(500)	(552)

Long-term debt	8,224	8,373

[1]	The unrealized mark-to-market loss relates to $50 million of the Series 33 notes due 2020 (2014 – $250 million of the Series 21 notes due 2015). The unrealized mark-to-market loss is offset by a $1 million (2014 – $2 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 13 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.
[2]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.

In 2015, Hydro One issued $350 million (2014 – $628 million) of long-term debt under the MTN Program, and repaid $550 million of long-term debt MTN Program notes (2014 – $750 million).

Long-term debt totalling $35 million assumed by Hydro One as part of the Haldimand Hydro and Woodstock Hydro acquisitions was repaid in 2015.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 13 – Fair Value of Financial Instruments and Risk Management.

28

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2015 and 2014, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2015 and 2014 are as follows:

December 31 (millions of Canadian dollars)	2015 Carrying Value	2015 Fair Value	2014 Carrying Value	2014 Fair Value
Long-term debt
$250 million of MTN Series 21 notes[1]	—	—	252	252
$50 million of MTN Series 33 notes[1]	51	51	—	—
Other notes and debentures[2]	8,673	9,942	8,673	10,159

	8,724	9,993	8,925	10,411

[1]	The fair value of the $50 million MTN Series 33 notes and $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portion of the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At December 31, 2015, Hydro One had an interest-rate swap in the amount of $50 million (2014 – $250 million) that was used to convert fixed-rate debt to floating-rate debt. This swap is classified as a fair value hedge. Hydro One’s fair value hedge exposure was equal to about 1% (2014 – 3%) of its total long-term debt of $8,724 million (2014 – $8,925 million). At December 31, 2015, Hydro One’s interest-rate swap designated as a fair value hedge was as follows:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt.

At December 31, 2015, the Company had no interest-rate swaps classified as undesignated contracts (2014 – $409 million).

As part of the Norfolk Power and Woodstock Hydro acquisitions, Hydro One assumed liabilities associated with unrealized losses on derivative instruments (interest-rate swaps) totalling $6 million. Hydro One extinguished the interest rate swaps and repaid these liabilities in 2015.

29

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2015 and 2014 is as follows:

December 31, 2015 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	89	89	89	—	—
Derivative instruments
Fair value hedge – interest-rate swap	1	1	1	—	—

	90	90	90	—	—

Liabilities:
Short-term notes payable	1,491	1,491	1,491	—	—
Long-term debt	8,724	9,993	—	9,993	—

	10,215	11,484	1,491	9,993

December 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	100	100	100	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	—	2	—

	102	102	100	2	—

Liabilities:
Bank indebtedness	2	2	2	—	—
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	—	3	—
Long-term debt	8,925	10,411	—	10,411	—

	8,930	10,416	2	10,414	—

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2015 and 2014.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk or material foreign exchange risk.

30

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The OEB-approved adjustment formula for calculating return on equity in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark rates of return for Government of Canada debt. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining its rate of return would reduce the Company’s transmission business’ 2015 net income by approximately $20 million (2014 – $20 million) and its distribution business’ 2015 net income by approximately $13 million (2014 – $10 million). The Company’s net income is adversely impacted by rising interest rates as Hydro One’s maturing long-term debt is refinanced at market rates. Hydro One periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Hydro One uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. Hydro One also uses derivative financial instruments to manage interest-rate risk. Hydro One utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the years ended December 31, 2015 or 2014.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2015 and 2014 are included in financing charges as follows:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Unrealized loss (gain) on hedged debt	(1)	(3)
Unrealized loss (gain) on fair value interest-rate swaps	1	3

Net unrealized loss (gain)	—	—

At December 31, 2015, Hydro One had $50 million (2014 – $250 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $1 million (2014 – $2 million). During the years ended December 31, 2015 and 2014, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2015 and 2014, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2015 and 2014, there was no significant accounts receivable balance due from any single customer.

At December 31, 2015, the Company’s provision for bad debts was $61 million (2014 – $66 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2015, approximately 6% (2014 – 6%) of the Company’s net accounts receivable were aged more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to

31

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $1 million (2014 – $3 million). At December 31, 2015, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with one financial institution as the counterparty.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby facilities totaling $2.3 billion. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At December 31, 2015, accounts payable and accrued liabilities in the amount of $743 million (2014 – $784 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At December 31, 2015, Hydro One had long-term debt in the principal amount of $8,723 million (2014 – $8,923 million). Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

Years to Maturity	Long-term Debt Principal Repayments (millions of Canadian dollars)	Weighted Average Interest Rate (%)
1 year	500	4.3
2 years	600	5.2
3 years	750	2.8
4 years	228	1.2
5 years	650	2.9

	2,728	3.5
6 – 10 years	600	3.2
Over 10 years	5,395	5.4

	8,723	4.7

Interest payments on long-term debt are summarized by year in the following table:

Year	Interest Payments (millions of Canadian dollars)
2016	397
2017	386
2018	355
2019	332
2020	322

1,792
2021-2025	1,496
2026 +	4,080

7,368

32

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

14.	CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. The Company considers its capital structure to consist of shareholder’s equity, preferred shares, long-term debt, short-term notes payable, and cash and cash equivalents. At December 31, 2015 and 2014, the Company’s capital structure was as follows:

December 31 (millions of Canadian dollars)	2015	2014
Long-term debt payable within one year	500	552
Short-term notes payable	1,491	—
Less: cash and cash equivalents	89	100

	1,902	452
Long-term debt	8,224	8,373
Preferred shares	—	323
Common shares	6,000	3,314
Retained earnings	3,759	4,249

	9,759	7,563

Total capital	19,885	16,711

The Company has customary covenants typically associated with long-term debt. Among other things, Hydro One’s long-term debt and credit facility covenants limit the permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2015 and 2014, Hydro One was in compliance with all of these covenants and limitations.

15.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan, a supplementary pension plan, and post-retirement and post-employment benefit plans. The defined benefit pension plan (Pension Plan) is contributory and covers all regular employees of Hydro One and its subsidiaries, except employees of Haldimand Hydro and Woodstock Hydro. Employees of Haldimand Hydro and Woodstock Hydro participate in the OMERS Plan. The supplementary pension plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for limitations imposed by the Income Tax Act (Canada). The supplementary pension plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

The OMERS Plan

Hydro One contributions to the OMERS Plan for the year ended December 31, 2015 were $2 million (2014 – $2 million). At December 31, 2015, Company contributions payable included in accrued liabilities on the Consolidated Balance Sheets were less than $1 million (2014 – less than $1 million). Hydro One contributions do not represent more than 5% of total contributions to the OMERS Plan, as indicated in OMERS’ most recently available annual report for the year ended December 31, 2014.

At December 31, 2014, the OMERS Plan was 90.8% funded, with an unfunded liability of $7.1 billion. This unfunded liability could result in future payments by participating employers and members. Hydro One future contributions could be increased substantially if other entities withdraw from the plan.

Pension Plan, Post-Retirement and Post-Employment Plans

The Pension Plan provides benefits based on highest three-year average pensionable earnings. For new management employees who commenced employment on or after January 1, 2004, and for new Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation.

33

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2015 of $177 million (2014 – $174 million) were based on an actuarial valuation effective December 31, 2013 and the expected level of pensionable earnings. Estimated annual Pension Plan contributions for 2016 are approximately $180 million, based on the actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Future minimum contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016. Contributions are payable one month in arrears. All of the contributions are expected to be in the form of cash.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of Canadian dollars)	2015	2014	2015	2014
Change in projected benefit obligation
Projected benefit obligation, beginning of year	7,535	6,576	1,582	1,531
Current service cost	186	145	43	41
Interest cost	302	312	64	73
Benefits paid	(334)	(319)	(47)	(45)
Net actuarial loss (gain)	(6)	821	(27)	(18)
Change due to Hydro One Brampton spin-off	—	—	(5)	—
Change due to Hydro One Telecom spin-off	—	—	(19)	—

Projected benefit obligation, end of year	7,683	7,535	1,591	1,582

Change in plan assets
Fair value of plan assets, beginning of year	6,299	5,731	—	—
Actual return on plan assets	582	703	—	—
Benefits paid	(334)	(319)	—	—
Employer contributions	177	174	—	—
Employee contributions	40	35	—	—
Administrative expenses	(33)	(25)	—	—

Fair value of plan assets, end of year	6,731	6,299	—	—

Unfunded status	952	1,236	1,591	1,582

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets within the following line items:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2015	2014	2015	2014
Accrued liabilities	—	—	50	49
Pension benefit liability	952	1,236	—	—
Post-retirement and post-employment benefit liability	—	—	1,541	1,533

Unfunded status	952	1,236	1,591	1,582

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

34

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of Canadian dollars)	2015	2014
PBO	7,683	7,535
ABO	7,020	6,887
Fair value of plan assets	6,731	6,299

On an ABO basis, the Pension Plan was funded at 96% at December 31, 2015 (2014 – 91%). On a PBO basis, the Pension Plan was funded at 88% at December 31, 2015 (2014 – 84%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2015 and 2014 for the Pension Plan:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Current service cost, net of employee contributions	146	110
Interest cost	302	312
Expected return on plan assets, net of expenses	(406)	(369)
Actuarial loss amortization	119	103
Prior service cost amortization	2	2

Net periodic benefit costs	163	158

Charged to results of operations[1]	81	81

[1]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2015, pension costs of $177 million (2014 – $174 million) were attributed to labour, of which $81 million (2014 – $81 million) was charged to operations, and $96 million (2014 – $93 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2015 and 2014 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Current service cost, net of employee contributions	43	41
Interest cost	64	73
Actuarial loss amortization	14	18
Prior service cost amortization	—	2

Net periodic benefit costs	121	134

Charged to results of operations	55	62

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

35

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2015 and 2014:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2015	2014	2015	2014
Significant assumptions:
Weighted average discount rate	4.00%	4.00%	4.10%	4.00%
Rate of compensation scale escalation (without merit)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.36%	4.36%

[1]	6.38% per annum in 2016, grading down to 4.36% per annum in and after 2031 (2014 – 6.52% in 2015, grading down to 4.36% per annum in and after 2031)

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2015 and 2014. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2015	2014
Pension Benefits:
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	4.00%	4.75%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	13	11

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.00%	4.75%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	13.8	12
Rate of increase in health care cost trends[1]	4.36%	4.39%

[1]	6.52% per annum in 2015, grading down to 4.36% per annum in and after 2031 (2014 – 6.81% in 2014, grading down to 4.39% per annum in and after 2031)

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of a 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2015 and 2014 is as follows:

December 31 (millions of Canadian dollars)	2015	2014
Projected benefit obligation:
Effect of a 1% increase in health care cost trends	252	248
Effect of a 1% decrease in health care cost trends	(196)	(193)

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2015 and 2014 is as follows:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Service cost and interest cost:
Effect of a 1% increase in health care cost trends	22	23
Effect of a 1% decrease in health care cost trends	(16)	(17)

36

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2015 and 2014:

December 31, 2015				December 31, 2014
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male 23	Female 25	Male 24	Female 26	Male 23	Female 25	Male 24	Female 26

Estimated Future Benefit Payments

At December 31, 2015, estimated future benefit payments to the participants of the Plans were:

(millions of Canadian dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2016	316	53
2017	328	55
2018	339	57
2019	350	59
2020	360	61
2021 through to 2025	1,928	342

Total estimated future benefit payments through to 2025	3,621	627

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Pension Benefits:
Actuarial loss (gain) for the year	(181)	511
Actuarial loss amortization	(119)	(103)
Prior service cost amortization	(2)	(2)

	(302)	406

Post-Retirement and Post-Employment Benefits:
Actuarial loss (gain) for the year	(27)	(18)
Actuarial loss amortization	(14)	(18)
Prior service cost amortization	—	(2)

	(41)	(38)

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2015 and 2014:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Pension Benefits:
Prior service cost	—	2
Actuarial loss	952	1,234

	952	1,236

Post-Retirement and Post-Employment Benefits:
Actuarial loss	240	273

	240	273

37

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2015	2014	2015	2014
Prior service cost	—	2	—	—
Actuarial loss	96	119	8	10

	96	121	8	10

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2015, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	55.0	58.2
Debt securities	35.0	36.4
Other[1]	10.0	5.4

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2015, the Pension Plan held $9 million Hydro One corporate bonds (2014 – $nil) and $420 million of debt securities of the Province (2014 – $340 million).

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2015 and 2014. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2015 and 2014, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard & Poor’s Rating Services, DBRS Limited, and Fitch Ratings Inc., and “A1” by Moody’s Investors Service, and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

38

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2015 and 2014:

December 31, 2015 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	23	299	322
Cash and cash equivalents	191	—	—	191
Short-term securities	—	80	—	80
Real estate	—	—	2	2
Corporate shares – Canadian	923	—	—	923
Corporate shares – Foreign	2,931	—	—	2,931
Bonds and debentures – Canadian	—	2,074	—	2,074
Bonds and debentures – Foreign	—	199	—	199

Total fair value of plan assets[1]	4,045	2,376	301	6,722

[1]	At December 31, 2015, the total fair value of Pension Plan assets excludes $27 million of interest and dividends receivable, and $18 million relating to accruals for pension administration expense and foreign exchange contracts payable.

December 31, 2014 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	18	142	160
Cash and cash equivalents	166	—	—	166
Short-term securities	—	176	—	176
Real estate	—	—	2	2
Corporate shares – Canadian	1,008	—	—	1,008
Corporate shares – Foreign	2,766	—	—	2,766
Bonds and debentures – Canadian	—	1,799	—	1,799
Bonds and debentures – Foreign	—	211	—	211

Total fair value of plan assets[1]	3,940	2,204	144	6,288

[1]	At December 31, 2014, the total fair value of Pension Plan assets excludes $18 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

See Note 13 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2015 and 2014. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of Canadian dollars)	2015	2014
Fair value, beginning of year	144	119
Realized and unrealized gains	51	30
Purchases	106	23
Sales and disbursements	—	(28)

Fair value, end of year	301	144

There were no significant transfers between any of the fair value levels during the years ended December 31, 2015 and 2014.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

39

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Valuation Techniques Used to Determine Fair Value

Pooled Funds

The pooled fund category mainly consists of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash Equivalents

Demand cash deposits held with banks and cash held by the investment managers are considered cash equivalents and are included in the fair value measurements hierarchy as Level 1.

Short-Term Securities

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities have been categorized as Level 2.

Real Estate

Real estate investments represent investments in holding companies that invest in real estate properties. The investments in the holding companies are valued using net asset values reported by the fund manager. Real estate investments are categorized as Level 3.

Corporate Shares

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and Debentures

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

16.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2015 and 2014:

Year ended December 31, 2015 (millions of Canadian dollars)	PCB	Land Assessment and Remediation	Total
Environmental liabilities, January 1	172	67	239
Interest accretion	8	2	10
Expenditures	(8)	(11)	(19)
Revaluation adjustment	(24)	1	(23)

Environmental liabilities, December 31	148	59	207
Less: current portion	12	10	22

	136	49	185

40

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Year ended December 31, 2014 (millions of Canadian dollars)	PCB	Land Assessment and Remediation	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	9	2	11
Expenditures	(5)	(13)	(18)
Revaluation adjustment	(33)	13	(20)

Environmental liabilities, December 31	172	67	239
Less: current portion	8	10	18

	164	57	221

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2015 (millions of Canadian dollars)	PCB	Land Assessment and Remediation	Total
Undiscounted environmental liabilities	168	61	229
Less: discounting accumulated liabilities to present value	20	2	22

Discounted environmental liabilities	148	59	207

December 31, 2014 (millions of Canadian dollars)	PCB	Land Assessment and Remediation	Total
Undiscounted environmental liabilities	195	70	265
Less: discounting accumulated liabilities to present value	23	3	26

Discounted environmental liabilities	172	67	239

At December 31, 2015, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2016	22
2017	25
2018	26
2019	28
2020	30
Thereafter	98

229

Hydro One records a liability for the estimated future expenditures for land assessment and remediation and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

41

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

PCBs

The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $168 million (2014 – $195 million). These expenditures are expected to be incurred over the period from 2016 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2015 to reduce the PCB environmental liability by $24 million (2014 – $33 million).

Land Assessment and Remediation

The Company’s best estimate of the total estimated future expenditures to complete its land assessment and remediation program is $61 million (2014 – $70 million). These expenditures are expected to be incurred over the period from 2016 to 2023. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2015 to increase the land assessment and remediation environmental liability by $1 million (2014 – $13 million).

17.	ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

At December 31, 2015, Hydro One had recorded asset retirement obligations of $9 million (2014 – $9 million), consisting of $8 million (2014 – $8 million) related to the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as $1 million (2014 – $1 million) related to the future decommissioning and removal of two switching stations. The amount of interest recorded is nominal.

42

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

18.	SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2015, the Company had 142,239 common shares issued and outstanding.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2015, Hydro One had no issued and outstanding preferred shares.

On November 2, 2015, a special resolution of Hydro One Limited (as sole shareholder of Hydro One) was made to amend the articles of Hydro One to delete the share ownership restrictions and to amend the Hydro One preferred share terms to provide for basic redeemable preferred shares. When issued, the Class A preferred shares will be redeemable at the option of the Company. The holders of the Class A preferred shares will be entitled to receive, if and when declared by the Hydro One Board of Directors, non-cumulative preferred share dividends at a rate per year to be determined by the Hydro One Board of Directors. The holders of the Class A preferred shares will not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One. The holders of the Class A preferred shares will be entitled to receive, before any distributions to the holders of common shares and any other shares ranking junior to the Class A preferred shares, an amount equal to the amount paid for the Class A preferred shares together with all dividends declared and unpaid up to the date of liquidation, dissolution or winding up of Hydro One, or the date of redemption.

Prior to October 31, 2015, the Company had 12,920,000 issued and outstanding 5.5% cumulative preferred shares held by the Province, with a redemption value of $25 per share or $323 million total value. These preferred shares were entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which was payable on a quarterly basis. These preferred shares had conditions for their redemption that were outside the control of the Company because the Province could exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. At December 31, 2014, these preferred shares were classified on the Consolidated Balance Sheet as temporary equity because the redemption feature was outside the control of the Company. On October 31, 2015, these preferred shares were purchased and cancelled by Hydro One. See “Reorganization” below for further details.

Reorganization

Prior to the completion of the IPO, Hydro One and Hydro One Limited completed a series of transactions (Pre-IPO Transactions) that resulted in, among other things, on October 31, 2015, Hydro One Limited acquiring all of the issued and outstanding shares of Hydro One from the Province.

The following table presents the common shares issued during the year ended December 31, 2015. There were no common shares issued during the year ended December 31, 2014.

Year ended December 31, 2015	(millions of Canadian dollars)	(number of shares)
Pre-Closing Transactions:
Common shares issued – purchase and cancellation of preferred shares (a)	323	2,640
Common shares issued (b)	2,600	39,598
Common shares issued (c)	—	1

Total common shares issued	2,923	42,239

(a)	As part of the Pre-Closing Transactions, on October 31, 2015, Hydro One purchased and cancelled its 12,920,000 preferred shares previously held by the Province for cancellation at a price equal to the redemption price of the preferred shares totaling $323 million, which was satisfied by the issuance to the Province of 2,640 common shares of Hydro One.

(b)	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.

43

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

(c)	On November 3, 2015, Hydro One declared a stock dividend on its common shares, which due to the number of shares issued and the resulting effect on the price per share was treated as a stock split. On November 5, 2015, Hydro One effected a reverse split and issued as consideration one common share to Hydro One Limited. There was no impact to the capital structure of Hydro One as a net result of the stock dividend and the reverse split.

19.	DIVIDENDS

In 2015, preferred share dividends in the amount of $13 million (2014 – $18 million) and common share dividends in the amount of $875 million (2014 – $269 million) were declared.

In August 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See Note 4 – Business Combinations.

20.	EARNINGS PER SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding at December 31, 2015 was 107,116 (2014 – 100,000). There were no dilutive securities during 2015 or 2014.

21.	STOCK-BASED COMPENSATION

The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in current and future periods.

Share Grant Plans

At December 31, 2015, Hydro One Limited had two share grant plans, one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of The Society of Energy Professionals (the Society Share Grant Plan). Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with these plans.

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the Power Workers’ Union annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU share grant plan begins on July 3, 2015, which is the date the share grant plans were ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,952,212 Hydro One Limited common shares were granted under the PWU Share Grant Plan relevant to the total share based compensation recognized by Hydro One.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of The Society of Energy Professionals annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore the requisite service period for the Society Share Grant Plan begins on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,367,158 Hydro One Limited common shares were granted under the Society Share Grant Plan relevant to the total share based compensation recognized by Hydro One.

44

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The fair value of the Hydro One Limited share grants is estimated based on the grant date Hydro One Limited share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. Total fair value of shares granted in 2015 is $111 million (2014 – $nil). Total share based compensation recognized during 2015 was $10 million (2014 – $nil) and was recorded as a regulatory asset. The historical turnover rate relating to members of the Power Workers’ Union and The Society of Energy Professionals is not believed to be reflective of a future turnover rate due to benefits conferred by the share grant plans. At December 31, 2015 the Company expects all eligible employees to receive the share grants until such time that they no longer meet the eligibility criteria and therefore, a forfeiture rate of 0% is assumed in amounts recognized during 2015. The Company will reevaluate this assumption in subsequent periods based on actual experience.

A summary of share grant activity under the Plan as of December 31, 2015 is presented below:

Years ended December 31, 2015	Share Grants (Number)	Weighted-Average Price
Outstanding – beginning of year	—	—
Granted (non-vested)	5,319,370	$20.50
Outstanding – end of year	5,319,370	—

Directors’ DSU Plan

Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One Limited’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue Hydro One Limited common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One Limited’s Board of Directors.

(number of DSUs)	2015	2014
DSUs outstanding – January 1	—	—
DSUs granted	20,525	—

DSUs outstanding – December 31	20,525	—

For the year ended December 31, 2015, an expense of less than $1 million (2014 – $nil) was recognized in earnings with respect to the DSU Plan. At December 31, 2015, a liability of less than $1 million (December 31, 2014 – $nil) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $22.29 and is included in accrued liabilities on the Balance Sheet.

Employee Share Ownership Plan

Effective December 15, 2015, Hydro One Limited established an Employee Share Ownership Plan (ESOP). Under the ESOP, certain eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One Limited. The Company will match 50% of the employee’s contributions, up to a maximum Company contribution of $25,000 per calendar year. No contributions were made under the ESOP during 2015.

Long-term Incentive Plan

Effective August 31, 2015, the Board of Directors of Hydro One Limited adopted a Long-term Incentive Plan (LTIP). Under the LTIP, long-term incentives will be granted to certain executive and management employees of Hydro One Limited and its subsidiaries, and all equity-based awards will be settled in newly-issued shares of Hydro One Limited from treasury, consistent with the provisions of the plan. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One Limited.

The LTIP provides flexibility to award a range of vehicles, including restricted share units, performance share units, stock options, share appreciation rights, restricted shares, deferred share units and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance. No long-term incentives were awarded during 2015.

45

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

22.	NONCONTROLLING INTEREST

On December 16, 2014, the relevant Bruce to Milton Line transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation (SON) acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in noncontrolling interest for the years ended December 31, 2015 and December 31, 2014:

Year ended December 31, 2015 (millions of Canadian dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – January 1, 2015	21	49	70
Distributions to noncontrolling interest	(1)	(4)	(5)
Net income attributable to noncontrolling interest	3	7	10

Noncontrolling interest – December 31, 2015	23	52	75

Year ended December 31, 2014 (millions of Canadian dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – January 1, 2014	—	—	—
Amount contributed by noncontrolling interest	22	50	72
Net income (loss) attributable to noncontrolling interest	(1)	(1)	(2)

Noncontrolling interest – December 31, 2014	21	49	70

23.	RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The OEFC, IESO, Ontario Power Generation Inc. (OPG), the OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Effective January 1, 2015, the OPA and IESO have merged and are now operating as IESO.

The Province

•	During 2015, Hydro One paid dividends to the Province totalling $888 million (2014 – $287 million). In addition, on August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See Note 4 – Business Combinations.

IESO

•	In 2015, Hydro One purchased power in the amount of $2,318 million (2014 – $2,601 million) from the IESO-administered electricity market.

•	Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for 2015 include $1,548 million (2014 – $1,556 million) related to these services.

•	Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for 2015 include $127 million (2014 – $127 million) related to this program.

46

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

•	Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for 2015 include $32 million (2014 – $32 million) related to these services.

•	The IESO (OPA prior to January 1, 2015) funds substantially all of the Company’s CDM programs. The funding includes program costs, incentives, and management fees. During 2015, Hydro One received $70 million (2014 – $33 million) related to these programs.

OPG

•	In 2015, Hydro One purchased power in the amount of $11 million (2014 – $23 million) from OPG.

•	Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2015, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $7 million (2014 – $12 million), primarily for the Transmission Business. Operation, maintenance and administration costs in 2015 and 2014 related to the purchase of services with respect to these service level agreements were not significant.

OEFC

•	In 2015, Hydro One made PILs to the OEFC totalling $2.9 billion (2014 – $86 million), including Departure Tax of $2.6 billion (2014 – $nil).

•	In 2015, Hydro One purchased power in the amount of $6 million (2014 – $9 million) from power contracts administered by the OEF C.

•	During 2015, Hydro One paid a $8 million (2014 – $5 million) fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999. Hydro One has not made any claims under the indemnity since it was put in place in 1999. Hydro One and the OEFC, with the consent of the Minister of Finance, terminated the indemnity fee effective October 31, 2015.

•	PILs and payments in lieu of property taxes were paid to the OEFC.

OEB

•	Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2015, Hydro One incurred $12 million (2014 – $12 million) in OEB fees.

Hydro One Brampton

•	Effective August 31, 2015, Hydro One Brampton is no longer a subsidiary of Hydro One, but is indirectly owned by the Province. For change in ownership of Hydro One Brampton, see Note 4 – Business Combinations.

•	Subsequent to August 31, 2015, Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton pursuant to certain service level agreements, which are provided at market rates. These agreements will continue until the end of 2016 (except in the case of smart meter network services, which will continue until the end of 2017). Hydro One Brampton has the right to renew these agreements (other than smart meter network services) for additional one-year terms to end no later than December 31, 2019. Additionally, on August 31, 2015, Hydro One and Hydro One Brampton entered into a license agreement which permits Hydro One Brampton to use the “Hydro One” name and related licensed marks. These agreements will terminate if the Province disposes of its interest in Hydro One Brampton, except in the case of the smart meter network services agreement, which is anticipated to continue for a transition period after the Province disposes of its interest in Hydro One Brampton. During 2015, revenues related to the provision of services with respect to these service level agreements were $1 million.

Hydro One Telecom

•	Effective November 6, 2015, Hydro One Telecom is no longer a subsidiary of Hydro One, but is owned by Hydro One Limited. For change in ownership of Hydro One Telecom, see Note 4 – Business Combinations.

•	Subsequent to November 6, 2015, Hydro One Telecom continues to provide certain network and carrier management, engineering, and Internet/LAN services to Hydro One. Costs relating to these services in 2015 were $6 million, of which $4 million was charged to OM&A, and $2 million was capitalized. In addition, Hydro One provides certain services to Hydro One Telecom, including management, corporate functions and services, supply management, network maintenance, customer support and asset construction. Revenues related to these services in 2015 were not significant.

47

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

Hydro One Limited

•	During 2015, Hydro One incurred certain IPO related expenses totaling $7 million (2014 – $nil) which will be reimbursed to the Company by Hydro One Limited.

•	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.

•	In 2015, Hydro One Limited established certain stock-based compensation plans, however they represent components of costs of Hydro One in current and future periods. Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with the share grant plans, and at December 31, 2015, Hydro One had a payable of $10 million (2014 – $nil) to Hydro One Limited associated with these plans. See Note 21 – Stock-based Compensation.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	December 31, 2015	December 31, 2014
Due from related parties	184	224
Due to related parties[1]	(142)	(227)

[1]	Included in due to related parties at December 31, 2015 are amounts owing to the IESO in respect of power purchases of $134 million (2014 – $214 million).

24.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Accounts receivable	244	(93)
Due from related parties	40	(27)
Materials and supplies	2	—
Prepaid expenses and other assets	12	(13)
Accounts payable	(26)	39
Accrued liabilities	(27)	(35)
Due to related parties	(95)	(3)
Accrued interest	(4)	—
Long-term accounts payable and other liabilities	—	(3)
Post-retirement and post-employment benefit liability	41	80

	187	(55)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Capital investments in property, plant and equipment	(1,622)	(1,511)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	28	30

Capital expenditures – property, plant and equipment	(1,594)	(1,481)

48

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Capital investments in intangible assets	(40)	(19)
Net change in accruals included in capital investments in intangible assets	3	(4)

Capital expenditures – intangible assets	(37)	(23)

Capital Contributions

Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated of load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to fixed assets in service. In 2015, capital contributions from these reassessments totalled $62 million, which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments. No reassessments occurred in 2014.

Supplementary Information

Year ended December 31 (millions of Canadian dollars)	2015	2014
Net interest paid	416	412
Income taxes / PILs paid	2,928	86

25.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2015, Hydro One and three of its subsidiaries were served with a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. Hydro One intends to defend the action. Due to the preliminary stage of legal proceedings, an estimate of a possible loss related to this claim cannot be made.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2015, the Company paid approximately $1 million (2014 – $1 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

49

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

26.	COMMITMENTS

Outsourcing Agreements

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018.

Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The current agreement with Brookfield expires in December 2024.

At December 31, 2015, the annual commitments under the outsourcing agreements were as follows: 2016 – $167 million; 2017 – $138 million; 2018 – $106 million; 2019 – $99 million; 2020 – $2 million; and thereafter – $11 million.

Trilliant Agreement

In December 2015, Hydro One entered into an agreement with Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (Trilliant) for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licenses, as well as certain professional services. This agreement is for a term of ten years, from December 31, 2015 to December 31, 2025, with the option to renew for an additional term of five years at Hydro One’s sole discretion. At December 31, 2015, the annual commitments under the agreement were as follows: 2016 – $17 million; 2017 – $17 million; 2018 – $17 million; 2019 – $17 million; 2020 – $16 million; and thereafter – $6 million.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2015, Hydro One provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $329 million (2014 – $330 million), and on behalf of a distributor using guarantees of $1 million (2014 – $1 million). In addition, as at December 31, 2015, Hydro One has provided letters of credit in the amount of $15 million (2014 – $8 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributor fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2015, Hydro One had letters of credit of $139 million (2014 – $126 million) outstanding relating to retirement compensation arrangements.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions. These leases have typical terms of between three and five years, but several leases have lesser or greater terms to address special circumstances and/or opportunities. Renewal options, which are generally prevalent in most leases, have similar terms of three to five years. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

During the year ended December 31, 2015, the Company made lease payments totaling $6 million (2014 – $11 million). At December 31, 2015, the future minimum lease payments under non-cancellable operating leases were as follows; 2016 –$10 million; 2017 – $9 million; 2018 – $7 million; 2019 – $2 million; 2020 – $7 million; and thereafter – $3 million.

27.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of transmitting high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering electricity to end customers and certain other municipal electricity distributors; and

•	Other Business, which includes certain corporate activities, and the operations of the Company’s telecommunications business up to November 6, 2015. See Note 4 – Business Combinations for details of Hydro One Telecom spin-off.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Year ended December 31, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,536	4,949	44	6,529
Purchased power	—	3,450	—	3,450
Operation, maintenance and administration	426	633	71	1,130
Depreciation and amortization	374	380	3	757

Income (loss) before financing charges and income taxes	736	486	(30)	1,192

Capital investments	943	711	8	1,662

Year ended December 31, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,588	4,903	57	6,548
Purchased power	—	3,419	—	3,419
Operation, maintenance and administration	394	742	56	1,192
Depreciation and amortization	346	367	9	722

Income (loss) before financing charges and income taxes	848	375	(8)	1,215

Capital investments	845	680	5	1,530

Total Assets by Segment:

December 31 (millions of Canadian dollars)	2015	2014
Transmission	12,066	12,540
Distribution	9,213	9,805
Other	2,924	205

Total assets	24,203	22,550

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

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HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2015 and 2014

28.	SUBSEQUENT EVENTS

Dividends and Return of Stated Capital

On February 11, 2016, common share dividends in the amount of $2 million were declared, and a return of stated capital in the amount of $225 million was approved.

Great Lakes Power Transmission Purchase Agreement

On January 28, 2016, Hydro One reached an agreement to acquire from Brookfield Infrastructure various entities that own and control Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario, for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding indebtedness. The acquisition is pending a Competition Act approval as well as regulatory approval from the OEB.

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